UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jupiter Neurosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

48208B203
(CUSIP Number)

Claes Wahlestedt 1001 North US HWY 1, Suite 504 Jupiter, Florida 33477 Phone: (561) 406-6154
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48208B203

1	NAMES OF REPORTING PERSON Claes Wahlestedt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,333,816 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,333,816 *
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,816 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represents (i) 2,757,353 shares of Issuer’s common stock (“common stock”), (ii) 514,610 shares of common stock issuable upon exercise of stock options, (iii) 46,620 shares of common stock pursuant to a restricted stock award grant, and (iv) 15,233 shares of common stock pursuant to a restricted stock unit grant.

**	Based on 30,126,413 shares of common stock issued and outstanding as disclosed in the Issuer’s Pre-Effective Amendment No. 21 to Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2024, and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has exercised its exercisable securities but that no other stockholder has exercised or converted its exercisable or convertible securities. The Reporting Person in this filing has taken a different approach to calculating percentage ownership, assuming the vesting of his outstanding unvested shares of common stock pursuant to his restricted stock awards and restricted stock units.

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Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share, of Jupiter Neurosciences, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1001 North US HWY 1, Suite 504, Jupiter, Florida 33477. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) The reporting person’s name is Claes Wahlestedt (the “Reporting Person”).

(b) The reporting person’s address is c/o Jupiter Neurosciences, Inc., 1001 North US HWY 1, Suite 504, Jupiter, Florida 33477.

(c) The reporting person is a member of the Scientific Advisory Board and Consulting Chief Medical Officer of the Issuer.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

2,757,353 shares of common stock held by the Reporting Person were purchased as founder shares in 2016 for $49.02 in cash.

Fully vested stock options to purchase 225,000 and 84,938 shares of common stock were granted on January 1, 2016 and January 24, 2019, respectively, under the Issuer’s 2016 Equity Incentive Plan with an exercise price of $0.01 and $0.74 per share, respectively. On February 1, 2020, 135,000 stock options to purchase common stock were issued under the Issuer’s 2016 Equity Incentive Plan with an exercise price of $0.88. These options are fully vested.

On July 21, 2022, the Reporting Person agreed to forgive $62,160 of earned compensation in exchange for 46,620 restricted stock awards. On September 29, 2023, the Reporting Person agreed to forgive $124,992 of earned compensation in exchange for 61,920 options to purchase common stock, 9,375 restricted stock units, and $15,624 to be paid out as a bonus upon an IPO. The options to purchase common stock have a strike price of $1.33. On December 18, 2023 the restricted stock units issued on September 29, 2023 were cancelled and reissued as part of an additional forgiveness, whereby, the Reporting Person agreed to forgive the $15,624 of accrued bonus in exchange for 7,752 options to purchase common stock and an additional 5,858 restricted stock units (total of 15,233 restricted stock units). The options to purchase common stock have a strike price of $1.33. The restricted stock awards and restricted stock units vest at 100% 180 days after the first day of trading of an IPO.

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Item 4. Purpose of Transaction

The Reporting Person beneficially owns 3,333,816 shares of the Issuer’s common stock, including (i) 2,757,353 shares of Issuer’s common stock, (ii) 514,610 shares of common stock issuable upon exercise of stock options, (iii) 46,620 shares of common stock pursuant to a restricted stock award grant, and (iv) 15,233 shares of common stock pursuant to a restricted stock unit grant, representing in aggregate 10.9% of the issued and outstanding shares of the Issuer’s common stock. The Reporting Person is a member of the Scientific Advisory Board and the Consulting Chief Medical Officer of the Issuer. As a substantial owner of shares in the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-up Agreement (as defined below), the provisions of the Bylaws and the Issuer’s insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the common stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

The Reporting Person from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the shares of common stock or otherwise, he may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of common stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is based on 30,126,413 shares of common stock issued and outstanding of the Issuer.

As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 3,333,816 shares of common stock, representing approximately 10.9% of the issued and outstanding shares of common stock of the Issuer.

(c) Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of common stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

The Reporting Person will enter into a lock-up agreement (the “Lock-Up Agreement”) with certain underwriters upon pricing that certain initial public offering as described in that certain registration statement on Form S-1 as filed by the Issuer with the SEC (File No. 333-260183) and declared effective on November 8, 2024. The form of Lock-Up Agreement is attached as Exhibit A to Exhibit 1.1 (form of Underwriting Agreement) to the Form S-1. Pursuant to the terms of the form of Lock-Up Agreement, the Reporting Person will agree that, for a period ending 180 days after the date of pricing, he will not, without the prior written consent of such underwriters (which may be withheld or delayed in such underwriters’ sole discretion), directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including without limitation any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) or otherwise dispose of or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise by the Issuer or any affiliate of the Issuer or any person in privity with the Issuer or any affiliate of the Issuer) (collectively, a “Disposition”) of any shares of common stock or any securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned, or publicly announce the undersigned’s intention to do any of the foregoing (provided, however, that the undersigned may (i) complete one or more gift transfers of securities to immediate family member(s) (as defined in Item 404(a) of Regulation S-K under the Exchange Act) who agree in writing to be similarly bound for the remainder of the Lock-up Period (as defined below), (ii) transfer securities to one or more trusts for bona fide estate planning purposes, in each case without prior written consent and upon three (3) business days’ written notice to you, ), for a period commencing on the date hereof and continuing through the close of trading on the date 180 days following the closing date, as defined in the form of Underwriting Agreement, subject to adjustment (the “Lock-up Period”) or (iii) transfer securities by means of a private resale transaction to one or more institutional investors who agree in writing to be similarly bound for the remainder of the Lock-up Period.

The foregoing description of the form of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, the form of which is attached as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
10.1	Form of Lock-Up Agreement by certain Jupiter Neurosciences, Inc. stockholders

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

Claes Wahlestedt

/s/ Claes Wahlestedt
Signature

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